ICON A Symbol of Excellence

ICON PLC
South County Business Park
Leopardstown
Dublin 18
Ireland

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

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VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 A.M. Eastern Time (4:59 PM Dublin Time) on Friday 25th July 2014. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 A.M. Eastern Time (4:59 PM Dublin Time) on Friday 25th July 2014. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

CONTROL # → 000000000000

NAME	SHARES
THE COMPANY NAME INC. - COMMON	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS A	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS B	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS C	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS D	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS E	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS F	123,456,789,012.12345
THE COMPANY NAME INC. - 401 K	123,456,789,012.12345

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TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: ☒

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

02 0000000000

The Board of Directors recommends you vote FOR the following:

1. Election of Directors	For	Against	Abstain
1 Dr. John Climax	☐	☐	☐
2 Prof. Dermot Kelleher	☐	☐	☐
3 Ms. Mary Pendergast	☐	☐	☐
4 Dr. Hugh Brady	☐	☐	☐

The Board of Directors recommends you vote FOR proposals 2, 3, 4 and 5.

	For	Against	Abstain
2 To receive the Accounts and Reports	☐	☐	☐
3 To authorise the fixing of the Auditors' Remuneration	☐	☐	☐
4 To authorise the Company to make market purchases of shares	☐	☐	☐
5 To authorise the price range at which the Company can reissue shares that it holds as treasury shares	☐	☐	☐

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorised officer.

Signature [PLEASE SIGN WITHIN BOX] Date

JOB #

Signature (Joint Owners) Date

SHARES
CUSIP #
SEQUENCE #

0000216040_1 R1.0.0.51160

ICON plc
Annual General Meeting of Shareholders
Tuesday, July 29, 2014 8:30am Dublin Time

ICON plc
South County Business Park
Leopardstown
Dublin 18
Ireland

If voting by mail, please date, sign and mail this proxy card as soon as possible.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement, Annual Report and 20F is/are available at www.proxyvote.com.

ICON PLC
Annual Meeting of Shareholders
July 29, 2014 8:30 AM
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Thomas Lynch, or in his absence, Declan McKeon, or in his absence, Ciaran Murray, as proxy, and hereby authorises the proxy to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common stock of ICON plc that the shareholder(s) is/are entitled to vote at the Annual General Meeting of shareholder(s) to be held at 08:30 AM, Dublin Time on July 29, 2014, at the ICON plc Headquarters, South County Business Park, Leopardstown, Dublin 18, Ireland, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side